January 6, 2012

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 16, 2011
Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 2, 2011 and Amendment #1 Filed May 2, 2011
File No. 001-15256

Dear Mr. Spirgel:

By letter dated November 16, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 2, 2011 and (the “2010 Form 20-F”) and Amendment No. 1 to the 2010 Form 20-F filed on May 2, 2011 (“2010 Form 20-F/A”) by Brasil Telecom S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2010 Form 20-F/A.

Form 20-F for Fiscal Year Ended December 31, 2010

Note 1(a). Corporate restructuring, page F-10

1.	We note your response to comments 1 and 2 in our letter dated August 30, 2011. Please tell us in detail why you believe your accounting for these transactions is appropriate in light of our views expressed to you via conference call on November 4, 2011 with respect to the planned Corporate Reorganization.

The Company advises the Staff that based on our discussions with the Staff of the Office of the Chief Accountant during the week of January 2, 2012, the Company understands that the Staff would not object to the Company’s proposal to account for the proposed Corporate Reorganization prospectively under International Financial Reporting Standards (“IFRS”). This

is consistent with the accounting for the mergers conducted on July 31 and September 30, 2009 (the “2009 Mergers”). This conclusion is based on the fact that (i) IFRS does not specifically address the accounting and presentation for common control business combinations and (ii) the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) does not accept retroactive treatment of the accounting consequences of corporate restructurings involving entities under common control.

During 2008, the Company’s current controlling shareholders used Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”), each an indirect wholly-owned subsidiary of Tele Norte Leste Participações S.A., to acquire non-voting preferred shares of the Company and Brasil Telecom Participações S.A., the direct controlling shareholder of the Company. In January of 2009, Copart 1 was used to acquire an indirect controlling interest in the Company. Copart 1 and Copart 2 were non-substantive vehicle entities with no assets, liabilities or operations used solely for the purpose of this acquisition. Additionally, as private holding companies, Copart 1 and Copart 2 did not prepare separate financial statements. In connection with the 2009 Mergers, Copart 1 and Copart 2 were liquidated. Since Copart 1 and Copart 2 were non-substantive, “pass-through” entities, purchase accounting in accordance with IFRS 3R was not recorded in these entities. Purchase accounting was recorded in Coari Participações S.A. (“Coari”), the direct parent company of Copart 1 and Copart 2. Furthermore, as described in Note 1 to the Company’s financial statements for the year ended December 31, 2010, in connection with the 2009 Mergers, other intermediate holding companies (Invitel S.A., Solpart Participações S.A. and Brasil Telecom Participações S.A.) were also merged into the Company. In these companies, the basis of the assets and liabilities of the Company were the same as the basis recorded in the Company’s consolidated financial statements.

Since (i) we deemed Copart 1 and Copart 2 as non-substantive entities and therefore no purchase accounting was recorded by Copart 1 and Copart 2 and (ii) the intermediate holding companies’ basis in the assets and liabilities of the Company was the same as the basis recorded in the Company’s consolidated financial statements, the 2009 mergers did not result in any measurement basis adjustment to the assets and liabilities of the Company.

The Company advises the Staff that in this respect, the 2009 Mergers are different from the proposed Corporate Reorganization since the latter will result in the recognition of the effects of purchase accounting by the Company because (i) TNL and Telemar are not non-substantive vehicle entities and (ii) TNL, Telemar and Coari have recorded the purchase accounting relating to the acquisition of the Company and presented consolidated financial statements reflecting this purchase accounting.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Sérgio Aguiar at +55 21 3131-1429, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias
Controller
Brasil Telecom S.A.

cc:	Dean Suehiro, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Carlton Tartar, Associate Chief Accountant

Securities and Exchange Commission